December 27, 2007

Jeffrey Kyle
Vice President, Finance, Treasurer
and Chief Financial Officer
Power-One, Inc.
740 Calle Plano
Camarillo, CA 93012

      Re: Power One, Inc.
               Annual Report on Form 10-K
               Filed March 16, 2007
               File No. 000-29454

Dear Mr. Kyle:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Item 9A. Controls and Procedures, page 42

1.   We note your disclosure that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures "are effective to ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed and reported within the time periods specified in Securities and Exchange Commission rules and forms." The language that is currently included after the words "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the words " effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Item 10. Directors and Executive Officers of the Company, page 45

2.   Please provide us with your analysis as to how you determined Mr. Jacoby is independent in light of the PWER Bridge, LLC loan transaction and how Ms. Delly is independent in light of the transactions disclosed in the penultimate paragraph of Note 20 on page F-37 of your Form 10-K.

Item 13. Certain Relationships and Related Transactions, page 45

3.   Please disclose in future filings the terms of the loan to PWER Bridge, LLC including the interest rate, repayment schedule and loan fee of $250,000. Also, please clearly explain the nature of the related party interest, including the relationships among the Stephens, Inc. entities and their ownership interest.

4.   We note your disclosure about Mr. Goldman's investments in the fifth paragraph and that these transactions have not "been material to him" and that Mr. Godfrey owns property where the use "was not material to the company or to the hotel property." Please confirm that you will include in future filings all information as required by Item 404(a) of Regulation S-K with respect to such relationships, including the details and terms of the transactions.

5.   We note your disclosure in the penultimate paragraph on page F-37 of your Form 10-K regarding transactions with Benchmark Electronics. Please tell us why you have not disclosed these transactions in the related party section of your proxy and whether you intend to include disclosure of these transactions in future filings.

6.   Please provide the disclosure requested under Item 404(b) of Regulation S-K in future filings.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 1. General Information, page F-9

7.   We note that although your fiscal year ends on the last Sunday closest to December 31st, you present consolidated balance sheets and income statements as of and for the periods ended December 31, 2006, 2005 and 2004. Please revise future filings to present your financial statements as of the actual end of your fiscal year or interim period.

Note 2. Significant Accounting Policies and New Accounting Pronouncements, page F-9

- Impairment of Long-Lived Assets and Goodwill, page F-11

8.   Please revise this note in future filings to disclose your accounting policies
        relating to your goodwill impairment tests. In this regard, describe the two-step
        impairment test required by SFAS 142. In addition, disclose the number of
        reporting units you have identified, the date of your annual impairment analysis
        and the results of your most recent impairment analysis.

- Segment Reporting, page F-15

9.   You state that you operate in one segment. However, you also state that you meet
        the criteria to combine segments. Please address the following:

        •   Revise future filings to clearly indicate how many operating segments you
            have.

        •   If you have more than one operating segment, but you believe you meet the
            aggregation criteria under paragraph 17 of SFAS 131, please clearly indicate
            this in your disclosure along with your discussion of how you satisfy the
            aggregation criteria.

        •   In this regard, we note your disclosures that state that you believe your
            'product lines' are economically similar and are also similar in terms of the
            five criteria set forth in SFAS 131. Please provide us with a more
            comprehensive analysis of how you meet the criteria of paragraph 17 of SFAS
            131 for aggregation. Specifically, address how each of your operating
            segments have similar economic characteristics.

        •   We note your disclosures in this Form 10-K and in your Form 10-Q as of
            September 30, 2007 that sales in the newly acquired Power Electronics Group
            generally contain a lower profit margin. Please tell us how you have
            considered this newly acquired business in your determination of your
            reportable operating segments under SFAS 131.

Note 4. Investments, page F-17

10.   We note here and from your disclosures on page F-10 that you record investments
        classified as held-to-maturity at cost. Please tell us and revise this note and your
        disclosures on page F-10 in future filings to clearly state, if true, that you record
        investments classified as held-to-maturity at amortized cost. Refer to the
        guidance in paragraph 7 of SFAS 115.

Note 14. Common Stock, page F-28

11.   We note that you granted your employees restricted share awards during 2005 and
        2006. Please revise future filings to clearly disclose how you determine the fair
        value of these restricted share awards. Include a discussion of any significant
        assumptions you use in measuring the fair value of these awards. Please refer to
        paragraph 64(c) of SFAS 123(R).

Quarterly Financial Data for the 2006 and 2005 Quarters, page F-38

12.   We note from footnote 1 that during the fourth quarter of 2006, you recorded $1.4
        million of non-recurring inventory charges that related to previous quarters.
        Please tell us how you considered the quantitative impact of these charges on
        previous quarters' financial statements. Within your discussion, please quantify
        the amount that relates to these previous quarters and tell us in which quarter
        these charges should have been recorded. Refer to the guidance in SAB 108 and
        SFAS 154.

Amended Form 8-K Filed on January 5, 2007

13.   Please tell us how you have complied with Article 11-02(c)(3) of Regulation S-X
        in presenting the pro forma combined condensed statement of operations for year
        ended January 1, 2006 and the nine months ended October 1, 2006 related to the
        Power Electronics Group acquisition. In this regard, tell us whether any periods
        of the Power Electronics Group have been included twice or excluded from the
        pro forma results of operations.

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please understand that we may have additional comments
after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at 202-551-3639 or in her absence, me at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Timothy Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Kevin Vaughn
Branch Chief